March 31, 2016

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-02-16

QUATERRA REPORTS 2015 YEAR-END FINANCIAL RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”), and its subsidiary Singatse Peak Services LLC (“SPS”), focused their efforts in 2015 on a drill program at the Bear deposit, a large porphyry copper system on the Company’s 52-square-mile property in the historic Yerington Copper District of Nevada. A summary of the drill program is reported in the Company’s December 31, 2015, year-end audited financial statements and management’s discussion and analysis (“MD&A”) filed today.

The financial statements and MD&A are available at www.quaterra.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. The financial statements have been prepared in accordance with International Financial Reporting Standards. This release should be read in conjunction with those documents. All dollar amounts herein are in U.S. dollars unless otherwise specified.

The MD&A reports that the Bear drill program has been funded with payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”) under the terms of an Option Agreement. On June 15, 2015 Freeport Nevada extended the Option Agreement for an additional 12 months with a commitment of $7.15 million in funding to SPS.

On August 13, 2015, the Company commenced a five- to seven-hole exploration drilling program at the Bear deposit funded by the Freeport Nevada Stage 2 commitment. The drilling program is designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear target area to assist in drill site selection. Results from the drill program are being released as they become available. Assays from the three holes completed in 2015 were released sequentially on November 17, 2015, December 23, 2015, and February 8, 2016.

“With the cash on hand, the anticipated funding commitment from Freeport Nevada and the proceeds from the sale of non-core assets, the Company believes it has sufficient cash to maintain its operations in the next 12 months,” reports the MD&A.

The MD&A reports that during the year ended December 31, 2015, the Company received total proceeds of $8.075 million made up of $4.575 million paid to SPS per terms of the option agreement with Freeport Nevada; $2.0 million from the 2014 sale of non-core assets; and $1.5 million from the 2014 sale of its interest in the Nieves silver project. In 2016, the Company expects to receive $5.575 million in proceeds made up of further payments of $2.575 million to SPS from Freeport Nevada; $2 million for the sale of non-core assets; and $1.0 million for the sale of Nieves.

Quaterra President and CEO Thomas Patton says: “We are pleased that we have been able to continue an aggressive exploration drilling program in a time of very difficult markets, and have been able to do so with no dilution to our shareholders.”

Patton says Quaterra will continue to focus on the Bear deposit because of its large size, historic drilling and potential for higher grades than district averages. The deposit is underexplored and open in several directions and at depth. Quaterra has also recently expanded key acreage over the Bear and consolidated it under a single owner.

“The Bear is located in one of the top jurisdictions to build a mine and is situated on a property which has known copper deposits, several untested exploration targets, good existing infrastructure, historic production, and valuable water rights already permitted for mining. With exploration success, the Bear deposit could become a catalyst to expedite development of the entire district.”

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President & CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include or assume that the Company will receive all option payments over the next six months, that exploration results on the Bear deposit will define further mineralization, that historic exploration results will be confirmed by new exploration, that further drilling will extend the boundaries of the known high-grade mineralized area, and that drill results from the current drill program point to a large copper system. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.